UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 23, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 23 March 2017 entitled ‘VODAFONE ANNOUNCES BOARD CHANGES ARISING FROM THE RETIREMENT OF NICK LAND AND PHILIP YEA’

23 March 2017

RNS: 3057A

VODAFONE ANNOUNCES BOARD CHANGES ARISING FROM THE RETIREMENT OF
NICK LAND AND PHILIP YEA

Vodafone Group Plc (“Vodafone”) today announced that Nick Land, currently Chairman of the Audit and Risk Committee, and Philip Yea, currently Senior Independent Director and member of the Audit and Risk Committee and the Nominations and Governance Committee, will not seek re-election at the Company’s Annual General Meeting in July 2017 after more than ten years of service.

Therefore, Vodafone will make the following changes to its Board with effect from 28 July 2017:

•                  Val Gooding will be appointed as Senior Independent Director;

•                  David Nish will be appointed Chairman of the Audit and Risk Committee;

•                  Renee James and Sir Crispin Davis will become members of the Nominations and Governance Committee; and

•                  Maria Amparo Moraleda Martinez will become a member of the Audit and Risk Committee.

Vodafone Group Chairman Gerard Kleisterlee said: “On behalf of the Board, I would like to thank Nick and Philip for their significant contribution to Vodafone over the years and wish them well for the future.”

- ends -

For further information:

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 17 markets. As of 31 December 2016, Vodafone had 470 million mobile customers and 14.3 million fixed broadband customers. For more information, please visit:  www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 23, 2017	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary